United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

OMB Number 3235-0145
OccuLogix, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
67461T107
(CUSIP Number)
Martin Waters
Wilson Sonsini Goodrich & Rosati, PC
12235 El Camino Real, Suite 200
San Diego,  California  92130
858-350-2300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 06, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67461T107

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  Donsky Eric Alan
  0000000000

  Check the Appropriate Box if a Member of a Group (See Instructions)

  SEC Use Only
  Source of Funds (See Instructions)

  PF

  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
  Citizenship or Place of Organization

  United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  1804196 (1)

  Shared Voting Power

  0

  Sole Dispositive Power

  1804196 (2)

  Shared Dispositive Power

  0

  Aggregate Amount Beneficially Owned by Each Reporting Person

  1804196

  Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)
  Percent of Class Represented by Amount in Row 11

  18.4% (3)

  Type of Reporting Person (See Instructions)

  BD

Footnotes:

(1) On October 6, 2008, Mr. Donsky acquired 45,104,892 shares of common stock of Occulogix, Inc. (the "Issuer"), at $0.10 per share. The following day the Issuer effected a 1:25 reverse stock split, resulting in the amount of shares of common stock of the Issuer being reduced to 1,804,196. All share numbers reported on this Schedule 13D reflect the reverse stock split.

(2) As of the filing date of this report, Mr. Donsky beneficially owns 1,804,196 outstanding shares of the Issuer's common stock. Mr. Donsky does not have the right to acquire any additional shares within the sixty days following the filing of this report, but on December 12, 2008, Mr. Donsky was granted an option to purchase 200,000 shares of the Issuer's common stock, which option vests in 1/3 increments on the first, second and third anniversaries of the grant date.

(3) This percentage is the result of a fraction having (1) a numerator of 1,804,196, representing the number of shares of the Issuer's common stock currently beneficially owned by Mr. Donsky and (2) a denominator of 9,828,407 representing Issuer's outstanding shares of common stock as of November 7, 2008, as set forth in the Issuer's Quarterly Report on Form 10-Q filed on November 10, 2008.

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.001 par value (the “Common Stock”), of OccuLogix, Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at 12707 High Bluff Drive, Suite 200, San Diego, California 92130.

Item 2. Identity and Background

  Name

  This Schedule 13D is being filed by Eric Alan Donsky (“Mr. Donsky” or the “Reporting Person”).

  Residence or Business Address

  Mr. Donsky’s business address is 12707 High Bluff Drive, Suite 200, San Diego, California 92130.

  Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

  As of the filing date of this report and at all times since the date of the event requiring the filing of this report, Mr. Donsky’s is and has been the Chief Executive Officer of the Issuer. The Issuer’s principal executive offices are located at having its principal executive offices at 12707 High Bluff Drive, Suite 200, San Diego, California 92130.

  Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

  During the last 5 years, Mr. Donsky has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

  Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

  During the last five years, Mr. Donsky has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Citizenship

  Mr. Donsky is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The shares of Common Stock of the Issuer owned by Mr. Donsky were acquired by Mr. Donsky pursuant to the Issuer’s acquisition (the “Acquisition”) of TearLab, Inc., formerly known as OcuSense, Inc. (the “Subsidiary”). As a result of the Acquisition, the Issuer issued to Mr. Donsky his pro rata share of the Acquisition consideration, Common Stock of the Issuer, in exchange for Mr. Donsky’s 785,500 shares of common stock of the Subsidiary. Mr. Donsky had previously acquired the entirety of his shares of the Subsidiary with his private funds. Mr. Donsky acquired the right to purchase the entirety of his shares of the Subsidiary through common stock purchase agreements with the Subsidiary. Mr. Donsky was a founder of the Subsidiary and served in various capacities, including its Chief Executive Officer and Chairman of its Board of Directors. The amount of funds expended by Mr. Donsky for such equity securities of the Subsidiary was $50,760.50.

Item 4. Purpose of Transaction

Except as described elsewhere in this report, Mr. Donsky has no current, and did not have at any time since the event giving rise to the requirement to file this report, plans or proposals that relate to or would result in the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except pursuant to the exercise or grant of stock options or similar equity compensation granted to such person in connection services rendered to the Issuer. However, the reporting person might acquire additional shares or other securities of the Issuer, or dispose of some of his shares, depending upon market conditions and his personal circumstances.

  The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

  A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

  Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  Effective as of October 6, 2008, (1) upon the closing of the transactions contemplated by the Merger Agreement, as amended, pursuant to which Mr. Donsky acquired the shares of Common Stock giving rise to the requirement to file this report, Elias Vamvakas stepped down as the Issuer’s Chief Executive Officer and Mr. Donsky became the Issuer’s Chief Executive Officer.
  In connection with the Acquisition, Mr. Donsky also became a member of the Company’s board of directors (the “Board”), to serve until his successor is duly elected and qualified.

  On January 16, 2009, the Board appointed Anthony E. Altig to fill a vacancy on the Board, to serve until his successor is duly elected and qualified. Effective as of the same date, Mr. Altig was also appointed to serve as the chairman of the audit committee of the Board. The Issuer annually grants to its non-employee directors options to purchase 15,000 shares of the Issuer’s Common Stock.
  Except as otherwise described in this report, Mr. Donsky has no current, and did not have at any time since the event giving rise to the requirement to file this report, plans or proposals to change the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board of the Issuer.

  Except as described above or otherwise disclosed herein, Mr. Donsky has no current plans or proposals that relate to or would result in any of the actions listed in Items 4(a) through 4(j) of the instructions to Schedule 13D.

  Any material change in the present capitalization or dividend policy of the issuer;

  Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

  Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

  Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  Any action similar to any of those enumerated above.

Item 5. Interest in Secuirities of the Issuer

  State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

  According to the Issuer’s Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2008, filed with the Securities Exchange Commission on November 10, 2008, there were 9,828,409 shares of Common Stock issued and outstanding as of November 7, 2008. Based on such information and not including the transactions described in Item 5(c) below, Mr. Donsky reports beneficial ownership of 1,804,196 shares of Common Stock, which represents 18.4% of the total number of issued and outstanding shares of Common Stock. Voting and dispositive power concerning with respect to such shares of Common Stock is held solely by Mr. Donsky.

  For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

  See Item 5(a).

  Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a).

  On December 12, 2008, the Issuer granted Mr. Donsky an option to acquire 200,000 shares of the Issuer’s Common Stock, at a price per share of $3.43. The option vests in 1/3 increments on the first, second and third anniversaries of the grant date. Other than the transactions and agreements disclosed above, Mr. Donsky has not engaged in any transactions in shares of Common Stock in the last sixty (60) days.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

  N/A

  If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

  N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth elsewhere in the report or in the exhibits, there are no contracts, arrangements, understandings or relationships with respect to Mr. Donsky and any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit A. Agreement and Plan of Merger and Reorganization, dated April 22, 2008, by and among the Registrant, OcuSense Acquireco, Inc. and OcuSense, Inc. (filed as an exhibit to the OccuLogix, Inc. Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008.)

Exhibit B. Amending Agreement, dated as of July 28, 2008, by and among the Issuer, Merger Sub and TearLab, Inc. Amending Agreement, dated as of July 28, 2008, (filed as an exhibit to the OccuLogix, Inc. Current Report on Form 8-K, filed with the SEC on July 28, 2008.)

Exhibit C. Second Merger Agreement Amending Agreement, dated as of October 6, 2008, by and among the Issuer, Merger Sub and TearLab, Inc. (filed as an exhibit to the OccuLogix, Inc. Current Report on Form 8-K, filed with the SEC on October 9, 2008.)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2009
Date
OccuLogix, Inc.
/s/ Eric Alan Donsky
Signature
Eric Alan Donsky
Chief Executive Officer
Name / Title

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)